April 19, 2021

Karen Rossotto
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Diamond Hill Funds, File Nos. 333-22075 and 811-08061

Dear Ms. Rossotto:
On February 12, 2021, Diamond Hill Funds (“Trust”), on behalf of the Diamond Hill Large Cap Concentrated Fund (the “Fund”), filed Amendment No. 80 to its Registration Statement on Form N-1A (“POS AMI”) registering the Fund under the Investment Company Act of 1940 (the “1940 Act”). On February 16, 2021, the Trust filed Post-Effective Amendment No. 78 to its Registration Statement on Form N-1A (the "Amendment") to register the shares of the Fund under the Securities Act of 1933 (“Securities Act”). On April 1, 2021, you provided oral comments on the POS AMI and the Amendment. Please find below a summary of those comments and the Trust’s responses, which the Trust has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.
POS AMI Filing
1.    Comment: The cover page indicates that the filing is being made pursuant to Section 4(5) of the Securities Act. Please confirm supplementally whether the Registrant intended to reference Section 2(a)(4) of the Securities Act.
    Response: The Trust confirms that the filing was intended to be made pursuant to Section 2(a)(4) of the Securities Act.
2.    Comment: Page 1 - Principal Investment Strategy. The third sentence in this section states that the Fund is non-diversified and intends to concentrate its investments in approximately 20 securities. Please consider using the word “focus” rather than the word “concentrate” to avoid confusion with the meaning of “concentrate” as used in the 1940 Act.
    Response: The Trust considered the staff’s comment and has decided to retain the current wording, which it feels accurately conveys the Fund principal investment strategy. The Fund is using the plain English understanding of the term “concentrate” rather than the 1940 Act term of art. The Trust believes investors understand the term as used and generally are unaware of the 1940 Act meaning. As a result, the Trust does not believe the term as used will create confusion.

April 19, 2021

3.    Comment: Page 1 - Fee Table. Please add a footnote disclosing that Other Expenses are estimated for the current year.

Response: Other Expenses in the fee table are not estimated. The Fund will pay the administrator an administration fee pursuant to an Administrative, Fund Accounting and Transfer Agency Services Agreement, from which the administrator will pay all operating expenses of the Fund not specifically assumed by the Fund.

4.     Comment: Page 1 - Expense Example. Please delete the 5 Years and 10 Years examples.
        Response: The 5 Years and 10 Years examples have been deleted.
5.    Comment: Page 2 – Main Risks. Please add Value Investing Risk and Preferred Stock Risk.
    Response. The risk of a value-oriented investment approach is disclosed under “Management Risk”. Therefore, the Trust respectfully declines to make this change.
The Fund will not purchase preferred stock as part of its principal investment strategy. Therefore, the second sentence under Principal Investment Strategy will be revised to indicate that equity securities consist principally of common stocks.
6.    Comment: Page 3 - Additional Information About Investment Strategies and Related Risks. This section discusses securities lending and investments in other Diamond Hill Fund. These strategies are not disclosed as principal investment strategies for the Fund. If they are not principal investment strategies, disclose that fact. Alternatively, revise the section caption to read “Information about Additional Investment Strategies and Related Risks." Please also confirm that Acquired Fund Fees and Expenses (“AFFE”) do not need to be included in fee table
    Response. The Trust will revise the section caption to read “Information about Additional Investment Strategies and Related Risks. The Trust also confirms that AFFE are anticipated to be less than 0.01% and do not need to be disclosed in the fee table.
7.    Comment: Page 3 – Additional Risks. The Fund will invest in equity securities of large capitalization companies. Please explain supplementally why “Illiquid Securities Risk” is necessary.
    Response. While the Fund intends to invest in highly liquid securities of large capitalization companies, it may at some point hold securities that become illiquid as a result of

April 19, 2021

insolvency, trading halts, regulatory action, litigation or other factors. As a result, the Trust believes this disclosure is appropriate.

8.    Comment: SAI Page 18 – Trustees and Officers. On the Trustees and Officers table, please revise the caption in the last column to read “Other Directorships Held by Trustee During the Past Five Years”.

Response. The requested revision has been made.

Comments on the 485(a) Filing

1.    Comment: Comments 2-8 listed above also apply to the filing made under Rule 485(a).
2.    Comment. Page 1 – Fees and Expenses Paid by the Fund. Please explain why Other Expenses differ by Class.
    Response. Other expenses differ by share class due to the differences in expenses incurred by each share class. For example, Class Y shares incur no sub-transfer agency costs as compared to Investor shares and Class I shares. Class Y shares are purchased by institutional investors or by individual investors whose shares are held by financial intermediaries acting in an investment advisory capacity and who maintain omnibus accounts with the Trust. Class Y share purchases must not require any on-going service fee or any other fees to any third party.
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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.
Sincerely,
/s/Michael Wible
Michael Wible
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